Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

Presented in United States dollars

ORLA MINING LTD.

Condensed Interim Consolidated Balance Sheets

(Unaudited - thousands of United States dollars)

	March 31, 2025	December 31, 2024
ASSETS
Current assets
Cash	$184,231	$160,849
Trade and other receivables	4,637	229
Derivative assets (note 15)	—	2,518
Value added taxes recoverable (note 11)	10,967	8,482
Inventory (note 10)	64,548	29,212
Prepaid expenses	6,276	3,329
	270,659	204,619
Long term inventory (note 10)	7,834	6,924
Derivative assets (note 15)	22,000	869
Property, plant and equipment (note 13)	1,330,709	202,585
Exploration and evaluation properties (note 12)	181,993	181,993
Other non-current assets	1,293	1,359
TOTAL ASSETS	$1,814,488	$598,349

LIABILITIES
Current liabilities
Trade payables and accrued liabilities (note 16)	$77,770	$22,594
Current portion of long term debt (note 17)	10,000	—
Deferred revenue (note 18)	113,923	—
Derivative liabilities (note 15)	113,000	—
Income taxes payable	19,510	28,971
	334,203	51,565
Lease obligations (note 19)	1,239	1,346
Long term debt (note 17)	406,293	—
Derivative liabilities (note 15)	12,000	249
Deferred revenue (note 18)	270,659	8,665
Site closure provisions (note 20)	88,622	9,761
Other long term liabilities	1,996	1,746
Deferred tax liabilities (note 14)	254,371	17,572
TOTAL LIABILITIES	1,369,383	90,904

SHAREHOLDERS' EQUITY
Share capital (note 21)	502,391	494,833
Reserves	25,132	25,182
Accumulated other comprehensive loss	(3,799)	(3,783)
Accumulated deficit	(78,619)	(8,787)
TOTAL SHAREHOLDERS’ EQUITY	445,105	507,445

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,814,488	$598,349

/s/ Jason Simpson	/s/ Elizabeth McGregor
Jason Simpson, Director	Elizabeth McGregor, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited - thousands of United States dollars, except per-share amounts)

	Three months ended March 31
	2025	2024
REVENUE (note 3)	$140,670	$67,278

COST OF SALES
Operating costs (note 6(a))	48,272	18,109
Depletion and depreciation	16,799	8,799
Royalties (note 6(b))	3,345	1,668
	68,416	28,576

EARNINGS FROM MINING OPERATIONS	72,254	38,702

EXPLORATION AND EVALUATION (note 7)	8,879	4,744

GENERAL AND ADMINISTRATIVE EXPENSES (note 8)	15,802	3,869

OTHER
Interest income	(1,825)	(1,405)
Depreciation	120	127
Share based payments (note 23)	3,318	1,419
Interest and accretion expense (note 9)	6,799	2,075
Fair value adjustments on financial instruments (note 15)	80,725	—
Foreign exchange loss (gain)	2,427	(944)
Other gains and losses	16	—
	91,580	1,272

INCOME (LOSS) BEFORE TAXES	(44,007)	28,817

Income taxes (note 30)	25,825	11,332

INCOME (LOSS) FOR THE PERIOD	$(69,832)	$17,485

INCOME (LOSS) FOR THE PERIOD, as above	$(69,832)	$17,485
Items that may in future be reclassified to profit or loss:
Foreign currency differences arising on translation	(16)	(1,302)
TOTAL COMPREHENSIVE INCOME (LOSS)	$(69,848)	$16,183

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (note 22)
Basic (millions)	322.4	315.1
Diluted (millions)	322.4	327.7

EARNINGS (LOSS) PER SHARE (note 22)
Basic	$(0.22)	$0.06
Diluted	$(0.22)	$0.05

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - thousands of United States dollars)

	Three months ended March 31
	2025	2024
OPERATING ACTIVITIES
Income (loss) for the period	$(69,832)	$17,485
Adjustments for items not affecting cash:
Depreciation and depletion	16,919	8,926
Share based payments expense (note 23)	3,318	1,419
Fair value adjustments on financial instruments (note 15)	80,725	—
Deliveries of metal under the gold prepay (note 18(a))	(11,535)	—
Unrealized foreign exchange loss (gain)	2,565	(911)
Other	43	47
Adjustments for:
Advance received under the gold prepay (note 1815)	384,402	—
Interest and accretion expense (note 9)	6,799	2,075
Income tax expense	25,825	11,332
Income taxes paid	(32,979)	(13,992)
Income tax instalments paid	(5,020)	(4,670)
Cash provided by operating activities before changes in non-cash working capital	401,230	21,711
Changes in non-cash working capital (note 25(b))	10,235	10,695
Cash provided by operating activities	411,465	32,406

INVESTING ACTIVITIES
Cash paid for acquisition of Musselwhite Mine Ltd. (note 14)	(798,504)	—
Purchase of plant and equipment	(10,731)	(4,622)
Expenditures on mineral properties	(6,932)	(3,876)
Deposits and payments on long term assets	618	18
Cash used in investing activities	(815,549)	(8,480)

FINANCING ACTIVITIES
Proceeds from Credit Facility (note 17)	250,000	—
Convertible notes issued (note 17)	200,000	—
Transaction costs related to the Credit Facility (note 17)	(1,186)	—
Settlement of gold forward contracts (notes 15(a) and 18(a))	(23,587)	—
Proceeds from exercise of stock options and warrants	5,286	172
Interest paid	(2,822)	(1,879)
Lease payments	(212)	(240)
Cash provided by (used in) financing activities	427,479	(1,947)

Effects of exchange rate changes on cash	(13)	(544)

Net increase in cash	23,382	21,435
Cash, beginning of period	160,849	96,632
CASH, END OF PERIOD	$184,231	$118,067

Supplemental cash flow information (note 25)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - thousands of United States dollars)

	Common shares
	Number of shares (thousands)	Amount	Share based payments reserve	Warrants reserve	Equity component of convertible notes issued	Total	Accumulated Other Comprehensive Income (loss)	Accumulated deficit	Total
Balance at January 1, 2024	315,074	$474,361	$10,620	$13,767	$—	$24,387	$(439)	$(97,768)	$400,541
Income for the period	—	—	—	—	—	—	—	17,485	17,485
Other comprehensive income	—	—	—	—	—	—	(1,302)	—	(1,302)
Options exercised (note 23)	162	244	(72)	—	—	(72)	—	—	172
RSUs issued upon vesting (note 23)	60	238	(238)	—	—	(238)	—	—	—
Share based payments (note 23)	—	—	1,296	—	—	1,296	—	—	1,296
Balance at March 31, 2024	315,296	$474,843	$11,606	$13,767	$—	$25,373	$(1,741)	$(80,283)	$418,192

Balance at January 1, 2025	321,678	$494,833	$12,131	$13,051	$—	$25,182	$(3,783)	$(8,787)	$507,445
Equity component of convertible notes issued	—	—	—	—	1,000	1,000	—	—	1,000
Warrants exercised (note 21)	461	1,304	—	(98)	—	(98)	—	—	1,206
Options exercised (note 23)	1,436	5,814	(1,734)	—	—	(1,734)	—	—	4,080
RSUs issued upon vesting (note 23)	98	440	(440)	—	—	(440)	—	—	—
Share based payments (note 23)	—	—	1,222	—	—	1,222	—	—	1,222
Loss for the period	—	—	—	—	—	—	—	(69,832)	(69,832)
Other comprehensive loss	—	—	—	—	—	—	(16)	—	(16)
Balance at March 31, 2025	323,673	$502,391	$11,179	$12,953	$1,000	$25,132	$(3,799)	$(78,619)	$445,105

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts).

1.	CORPORATE INFORMATION AND NATURE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and was continued into British Columbia in 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) in 2014. In 2016, the Company was continued as a federal company under the Canada Business Corporations Act. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 1010, 1075 West Georgia Street, Vancouver, Canada.

The Company is engaged in the acquisition, exploration, development, and exploitation of mineral properties, and holds the Camino Rojo gold and silver mine in Zacatecas State, Mexico, the South Carlin Complex in Nevada, USA, and the Cerro Quema gold project in Panama. On February 28, 2025, the Company acquired the Musselwhite Mine in Ontario, Canada (note 14).

2.	BASIS OF PREPARATION

(a)	Statement of compliance and basis of presentation

We have prepared these condensed interim consolidated financial statements of the Company in accordance with IAS 34 «Interim Financial Reporting» and do not include all the information required for full annual financial statements.

The preparation of these condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These condensed interim consolidated financial statements are presented in United States dollars and include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation. In these financial statements, $ means United States dollars and C$ means Canadian dollars.

On May 9, 2025, the Board of Directors approved these condensed interim consolidated financial statements for issuance.

(b)	Going concern

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Where necessary, we have made adjustments to the financial statements of subsidiaries to bring their accounting policies in line with the accounting policies of the consolidated group.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee.

Orla Mining Ltd. is the ultimate parent entity of the group. At March 31, 2025, the main operating subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

Name	Principal activity	Ownership	Location
Musselwhite Mine Ltd.	Production	100%	Canada
Minera Camino Rojo SA de CV	Production	100%	Mexico
Gold Standard Ventures (US) Inc.	Exploration	100%	USA
Minera Cerro Quema SA	Exploration	100%	Panama

3.	MATERIAL ACCOUNTING POLICY INFORMATION

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the years ended December 31, 2024 and 2023.

We applied the same accounting policies in these condensed interim consolidated financial statements as those applied in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2024.

4.	SIGNIFICANT JUDGEMENTS AND ESTIMATES

In preparing these condensed interim consolidated financial statements, the significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended December 31, 2024. However, our acquisition of the Musselwhite Mine (note 14) during the period required us to make additional judgements and estimates as follows.

(a)	Material accounting policies and judgements adopted in the period

Business combination assessment

Management exercised judgement in determining that the acquisition of Musselwhite Mine met the definition of a business under IFRS 3 «Business Combinations», which resulted in the recognition of identifiable assets acquired and liabilities assumed.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Classification of the gold prepay arrangement

In connection with the acquisition, the Company entered into a gold prepay arrangement whereby an upfront cash payment was received in exchange for the future delivery of gold ounces. We determined that this arrangement represented a contract liability (in other words, a deferred revenue) under IFRS 15 «Revenue from Contracts with Customers», rather than a financial liability under IFRS 9 «Financial Instruments», based on the Company’s contractual obligation, intent, and ability to deliver physical gold, in accordance with the Company’s expected production and sales.

Componentization of the convertible notes

The Company issued convertible notes as part of the financing for the acquisition. Based on our analysis of the terms of the convertible notes, we determined that the instrument should be separated into four components: (i) a host debt liability measured at amortized cost, (ii) a derivative liability for the investor’s conversion feature, (iii) a derivative asset for the Company’s redemption right, and (iv) warrants, which we classified as a financial liability. Judgement was required in identifying, classifying, and measuring each component under IFRS 9 «Financial Instruments» and IAS 32 «Financial Instruments: Presentation».

Functional currency

The acquired entity

Judgement was applied in determining the functional currency of Musselwhite Mine in accordance with IAS 21 «The Effects of Changes in Foreign Exchange Rates», based on the currency that most faithfully represents the primary economic environment in which Musselwhite Mine operates.

The parent entity

As a result of the financing components undertaken by the parent entity, we also applied judgement in considering and reassessing the functional currency of the parent entity.

Effective February 28, 2025, we concluded that there was a change to the primary economic environment in which the parent company of the group, Orla Mining Ltd, operates. This change was a result of the acquisition of Musselwhite Mine Ltd and the entering into of a gold prepay facility by the parent entity. Accordingly, we expect Orla Mining Ltd will in the foreseeable future conduct the majority of its transactions, including revenues, costs, and financing activities, in US dollars. Consequently, the functional currency of Orla Mining Ltd. was changed from Canadian dollars to United States dollars.

In accordance with IAS 21 «The Effects of Changes in Foreign Exchange Rates», this change in functional currency is accounted for prospectively from the date of the change. At February 28, 2025, the assets, liabilities, and equity items of Orla Mining Ltd were translated into US dollars using the exchange rate at that date.

(b)	Key Sources of Estimation Uncertainty

Fair value measurement of financial instruments

The valuation of each of the components of the convertible notes, and of the gold prepay arrangement, involved complex models using unobservable inputs, including discount rates, share price volatility, expected lives, and estimated costs of capital, and credit spreads. These estimates could change significantly as market conditions change.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Revenue recognition of the gold prepay arrangement

The timing and amount of revenue recognized from the gold prepay is based on estimated future delivery schedules, and discount rates used in the computation of the deferred revenue liability.

Mineral reserves and resources

Estimates of mineral reserves and resources for the Musselwhite Mine were incorporated into our life-of-mine models and are subject to periodic updates. These estimates impact future depreciation and the valuation and timing of site closure obligations.

Rehabilitation and closure provisions

Site closure obligations were remeasured as of the acquisition date at fair value. These estimates involve assumptions regarding timing and cost of closure activities, inflation rates, currency rates, and discount rates.

Deferred income taxes

The recognition of deferred tax liabilities on temporary differences was based on estimates of the underlying tax bases of Musselwhite Mine. Our assessments of the recoverability of any deferred tax assets arising from the acquisition were based on our views of future taxable income and will in future consider additional tax planning strategies. These estimates are sensitive to changes in metal prices, production volumes, and changes in Canadian tax laws and rates.

5.	REVENUE

	Three months ended March 31
	2025	2024
Gold	$135,137	$65,968
Silver	5,533	1,310
Revenue	$140,670	$67,278

Customer A	$25,914	$4,661
Customer B	64,078	21,215
Customer C	39,633	37,024
Others	11,045	4,378
Revenue	$140,670	$67,278

During the three months ended March 31, 2025, three customers each contributed more than 10% of total revenues for a combined total of approximately 92% of revenues. The Company is not economically dependent on any specific customers for the sale of its product because gold can be sold through numerous gold traders worldwide.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

6.	COST OF SALES

(a)	Operating costs

	Three months ended March 31
	2025	2024
Mining and processing costs	$47,253	$17,759
Refining and transportation costs	1,019	350
	$48,272	$18,109

The metal-in-process inventory of Musselwhite Mine (note 14) was recorded at estimated fair value at acquisition date. The estimated increment from historical cost was approximately $10.5 million, which then was charged to cost of sales as this metal inventory was sold. This one-time mandatory accounting adjustment resulted in increased cost of production during the quarter, totalling approximately $9.8 million. The balance is expected to come through cost of sales in Q2 2025.

(b)	Royalties

	Three months ended March 31
	2025	2024
Camino Rojo Oxide NSR royalty	$1,835	$1,332
Mexican Extraordinary Mining Duty	930	336
Musselwhite royalty	580	—
	$3,345	$1,668

7.	EXPLORATION AND EVALUATION EXPENSES

	Three months ended March 31
	2025	2024
Camino Rojo	$1,534	$1,682
Musselwhite	225	—
South Railroad	3,542	2,089
Cerro Quema	3,443	871
Other	135	102
	$8,879	$4,744

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

8.	GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended March 31
	2025	2024
Office and administrative	$1,231	$831
Professional fees	11,355	787
Regulatory and transfer agent	475	277
Salaries and benefits	2,741	1,974
	$15,802	$3,869

9.	INTEREST AND ACCRETION EXPENSE

	Three months ended March 31
	2025	2024
Interest expense
Amended Credit Facility (note 17)	$1,650	$—
Convertible notes (note 17)	764	—
Credit Facility (note 17)	—	1,698
Interest expense on lease liabilities (note 19)	49	35
Other	430	103
Interest expense	2,893	$1,836

Accretion expense
Accretion of site closure provisions (note 20)	378	$117
Deferred revenue (note 18)	3,050	122
Convertible notes (note 17)	445	—
Credit Facility inception costs (note 17)	33	—
Accretion expense	3,906	$239

Interest and accretion expense	$6,799	$2,075

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

10.	INVENTORY

	March 31, 2025	December 31, 2024
Current
Stockpiled ore	$2,959	$1,063
In-process inventory	27,370	15,014
Finished goods inventory	7,368	8,520
Materials and supplies	26,851	4,615
Inventory – current	$64,548	$29,212

Long term
Stockpiled ore	$7,834	$6,924

Long term inventory consists of stockpiled ore that is not expected to be processed within 12 months.

Included within inventory at March 31, 2025 is $13.0 million of depreciation and depletion (December 31, 2024 — $8.8 million).

11.	VALUE ADDED TAXES RECOVERABLE

March 31, 2025	December 31, 2024
$10,967	$8,482

Value added taxes (“VAT”) paid in Mexico are fully recoverable. However, VAT recovery returns in Mexico are subject to complex filing requirements and detailed audit or review by the fiscal authorities. Consequently, the timing of receipt of refunds is uncertain. We have used judgement in classifying the current and non-current portions of our Mexican VAT receivables. Factors that we considered include (i) the regularity of payments received, (ii) discussions with and communications from the Mexican tax authorities with respect to specific claims, and (iii) the expected length of time for refunds in accordance with Mexican regulations.

As at March 31, 2025 and December 31, 2024, there were no material VAT amounts under dispute with the taxation authorities.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

12.	EXPLORATION AND EVALUATION PROPERTIES

Our exploration and evaluation properties consist of the South Carlin Complex in Nevada, United States, and the Cerro Quema Project in Panama.

	South Railroad	Cerro Quema	Total
At January 1, 2024	160,000	10,000	170,000
Acquisition of Contact Gold Corp.	12,203	—	12,203
Farm out proceeds	(210)	—	(210)
At December 31, 2024 and March 31, 2025	$171,993	$10,000	$181,993

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

13.	PROPERTY, PLANT AND EQUIPMENT

	Producing mineral property	Buildings	Machinery and equipment	Other assets	Other right of use assets	Construction in progress	Total
Cost
At January 1, 2024	$127,899	$71,222	$54,052	$3,450	$4,549	$4,881	$266,053
Additions	13,318	11	220	20	1,590	15,859	31,018
Transfers	—	12,244	2,924	231	—	(15,399)	—
Change in site closure provision (note 20)	1,244	—	—	—	—	—	1,244
Derecognition	—	—	—	—	(586)	—	(586)
Due to changes in exchange rates	—	—	—	(21)	(78)	—	(99)
Disposals	—	—	(253)	(145)	(2,240)	—	(2,638)
At December 31, 2024	$142,461	$83,477	$56,943	$3,535	$3,235	$5,341	$294,992
Additions	6,932	733	63	6,055	198	3,880	17,861
Transfers	—	74	453	1	—	(528)	—
Acquisition of Musselwhite (note 14)	907,190	52,998	136,820	5,305	—	3,029	1,105,342
Change in site closure provision (note 20)	26,083	—	—	—	—	—	26,083
Due to changes in exchange rates	—	—	—	—	(3)	—	(3)
Disposals	—	—	(790)	(4)	—	—	(794)
At March 31, 2025	$1,082,666	$137,282	$193,489	$14,892	$3,430	$11,722	$1,443,481

Accumulated depreciation
At January 1, 2024	23,485	15,896	11,675	1,268	2,010	—	54,334
Disposals	—	—	(253)	(145)	(2,240)	—	(2,638)
Depletion and depreciation	20,338	10,699	7,717	663	1,294	—	40,711
At December 31, 2024	$43,823	$26,595	$19,139	$1,786	$1,064	$—	$92,407
Disposals	—	—	(771)	(4)	—	—	(775)
Depletion and depreciation	13,579	3,422	3,598	310	231	—	21,140
At March 31, 2025	$57,402	$30,017	$21,966	$2,092	$1,295	$—	$112,772

Net book value
At December 31, 2024	$98,638	$56,882	$37,804	$1,749	$2,171	$5,341	$202,585
At March 31, 2025	$1,025,264	$107,265	$171,523	$12,800	$2,135	$11,722	$1,330,709

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

14.	ACQUISITION OF MUSSELWHITE GOLD MINE

On February 28, 2025, the Company acquired all the outstanding shares of a wholly-owned subsidiary ("Musselwhite Mine Ltd.") of Newmont Corporation that owned a 100% interest in the Musselwhite Mine in northern Ontario (the "Transaction"). We accounted this acquisition as a business combination under IFRS 3 «Business Combinations».

Consideration for the purchase consisted of an upfront payment of $810 million (subject to customary adjustments for working capital and timing of closing) and up to $40 million in contingent consideration. The upfront payment was financed through the following sources:

•	$250 million from a syndicate of lenders comprised of the Bank of Nova Scotia, the Bank of Montreal, the Canadian Imperial Bank of Commerce and ING Capital LLC, (consisting of $150 million from the Amended Revolving Facility and $100 million from the Term Facility),

•	$360 million gold prepayment (the “Gold Prepayment”) from a syndicate of lenders, and

•	$200 million in senior unsecured convertible notes (the “Convertible Notes”).

The contingent consideration consists of:

•	$20 million to be paid if the average spot price of gold exceeds $2,900/oz for the one-year period ending February 28, 2026, and

•	$20 million to be paid if the average spot price of gold exceeds $3,000/oz for the one-year period ending February 28, 2027.

The purchase consideration was calculated as follows:

Upfront cash payments made by the Company	$798,504
Fair value of contingent consideration (note 15(b))	17,000
Total purchase consideration	$815,504

The following table sets out the preliminary allocation of the purchase price to the assets acquired and liabilities assumed based on management’s preliminary estimates of fair value:

Trade and other receivables	$4,271
Value added taxes recoverable	1,381
Inventory	38,847
Prepaid expenses	142
Property, plant and equipment	1,105,342
Trade payables and accrued liabilities	(45,118)
Site closure provision	(52,377)
Deferred tax liabilities	(236,984)
Total assets acquired and liabilities assumed, net	$815,504

The Company incurred acquisition-related costs of $10.2 million during the three months ended March 31, 2025 which we included in general and administrative expenses on the income statement.

We advise readers that the accounting for this business combination is incomplete as of the issuance date of these financial statements and that this initial accounting is based on provisional amounts. We will, in future reporting periods up to one year from now, retrospectively adjust these provisional amounts to reflect new information we obtain as we complete our valuation procedures related to the assets acquired and liabilities assumed at the acquisition date.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

15.	DERIVATIVE CONTRACTS

	Gold forward contracts	Contingent consideration liability	Warrants liability	Redemption right asset
	(note 15(a))	(note 15(b))	(note 15(c))	(note 15(d))	Total
At December 31, 2023	$—	$—	$—	$—	$—
Change in fair value during the period	3,138	—	—	—	3,138
At December 31, 2024	3,138	—	—	—	3,138
Recognized at February 28, 2025 (note 14)	—	(17,000)	(50,000)	18,000	(49,000)
Change in fair value during the period	(26,725)	(11,000)	(47,000)	4,000	(80,725)
Settled during the period	23,587	—	—	—	23,587
Other	—	—	—	—	—
At March 31, 2025	$—	$(28,000)	$(97,000)	$22,000	$(103,000)

Presented as:
Current assets	$—	$—	$—	$—	$—
Long term assets	—	—	—	22,000	22,000
Current liabilities	—	(16,000)	(97,000)	—	(113,000)
Long term liabilities	—	(12,000)	—	—	(12,000)
At March 31, 2025	$—	$(28,000)	$(97,000)	$22,000	$(103,000)

(a)	Gold forward contracts

During November 2024, the Company entered into a series of gold forward contracts with multiple counterparties, intended to manage the risk of fluctuating gold prices between the date of the announcement of, and date of the closing of, the acquisition of the Musselwhite Mine (note 14). These contracts had a weighted average price per ounce of $2,834 to sell a total of 144,887 ounces between March 2025 and February 2028. We measured these contracts using a discounted cash flow model, incorporating gold forward prices from the London Bullion Market Association (“LBMA”) Traders Mid forward curve and discounting based on the 1-Month Term SOFR Zero Rate, adjusted for credit risk. These derivatives have not been designated as hedges. Consequently, changes in the fair values of these gold forward contracts are recognized in profit or loss for the period.

These contracts were closed out immediately prior to entering into the gold prepay arrangements (note 18(a)).

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Contingent consideration

The consideration for the purchase of Musselwhite Mine Ltd. includes contingent consideration comprising (i) a payment of $20 million if the average spot price of gold exceeds $2,900 per ounce during the one-year period ending February 28, 2026, and (ii) an additional $20 million if the average spot price of gold exceeds $3,000 per ounce during the one-year period ending February 28, 2027. Accordingly, the maximum payment possible under this contingent consideration is $40 million.

In accordance with IFRS 3 «Business Combinations», contingent consideration is recognized at its acquisition date fair value. Subsequent changes in the fair value of contingent consideration that are within the scope of IFRS 9 «Financial Instruments» and do not relate to information existing at the acquisition date are recognized in profit or loss.

We estimated the fair value of the contingent consideration using a Monte Carlo simulation model, which simulates future gold prices under the assumption that gold prices follow a Geometric Brownian Motion in a risk-neutral framework.

(c)	Warrants

Pursuant to the issuance of the convertible notes (note 17), the Company issued 23,392,397 common share purchase warrants on February 28, 2025. Each warrant entitles the holder to purchase one common share of the Company at an exercise price of C$11.50 per common share. The warrants will expire on February 28, 2030.

Under IAS 32 «Financial Instruments: Presentation», the warrants do not meet the criteria for classification as equity because they are denominated in a currency other than the Company’s functional currency. As a result, we account for these warrants as derivative financial liabilities in accordance with IFRS 9 «Financial Instruments» and measure them at fair value through profit or loss at each reporting date. We present the warrant liability as a current liability on our balance sheet.

	Number	Fair value
At January 1, 2025	—	$—
Issued	23,392,397	50,000
Change in fair values during the period	—	47,000
At March 31, 2025	23,392,397	$97,000

The fair value of the warrant liability was estimated using the binomial tree method, using the following key assumptions:

	March 31, 2025		February 28, 2025
Share price	C$	13.44	C$	10.13
Exercise price	C$	11.50	C$	11.50
Implied volatility		45.47%		37.28%
Risk-free interest rate		3.96%		4.03%
Term to maturity (years)		4.92		5.00

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(d)	Redemption Right

As part of the issuance of the Convertible Notes on February 28, 2025 (note 17(b)), the Company retained a contractual redemption right, under which it may prepay the Convertible Notes at its discretion after the 18-month anniversary of issuance, provided that the 20-day volume-weighted average price (“VWAP”) of the Company’s common shares is at least 130% of the conversion price in effect at the time of redemption.

This embedded redemption feature is considered a derivative instrument that is not closely related to the host debt contract and is accounted for separately under IFRS 9 «Financial Instruments». Accordingly, the redemption right is recognized as a derivative financial asset and measured at fair value through profit or loss.

The fair value of the redemption right considers factors such as the prevailing market price of the Company’s shares, share price volatility, time to maturity, credit risk, and the likelihood of meeting the VWAP redemption condition.

16.	TRADE PAYABLES AND ACCRUED LIABILITIES

	March 31, 2025	December 31, 2024
Trade payables and accrued trade liabilities	$56,057	$11,339
Royalties payable	2,767	3,415
Payroll related	16,302	5,547
Current portion of lease obligations (note 19)	923	833
Other	1,721	1,460
	$77,770	$22,594

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

17.	LONG TERM DEBT

	Revolving facility	Term facility	Convertible notes	Total
At January 1, 2024	$88,350	$—	$—	$88,350
Principal repayments during the period	(88,350)	—	—	(88,350)
At December 31, 2024	—	—	—	—
Advances	150,000	100,000	—	250,000
Proceeds for liability component of convertible notes issued	—	—	167,000	167,000
Transaction costs paid	(1,186)	—	—	(1,186)
Interest and accretion expense	1,024	660	1,209	2,893
Interest paid	(959)	(639)	(764)	(2,362)
Reallocated to accrued interest payable	(31)	(21)	—	(52)
At March 31, 2025	$148,848	$100,000	$167,445	$416,293

Current	$—	$10,000	$—	$10,000
Non-current	148,848	90,000	167,445	406,293
	$148,848	$100,000	$167,445	$416,293

(a)	Credit Facility

Background

In April 2022, the Company entered into a credit facility (the “Credit Facility”) consisting of a $100 million term facility and a $50 million revolving facility through a syndicate of lenders. In August 2023, the term facility was extinguished in its entirety and the amounts due thereunder were transferred to a new $150 million revolving facility (the “Revolving Facility”).

Business terms

In February 2025, the Revolving Facility was further amended in connection with the acquisition of the Musselwhite Mine. The amended credit facility (the “Amended Credit Facility”) now consists of a $150 million revolving facility (the “Amended Revolving Facility”) and a $100 million term facility (the “Term Facility”) through a syndicate of lenders. The Term Facility has a three-year term with no principal payments during the first two quarters, following which the Term Loan will be repaid in quarterly installments of $5 million commencing on December 31, 2025, with the balance repaid at maturity. The Amended Revolving Facility, as well as the interest rates, covenants and other terms of the Amended Credit Facility, are substantially consistent with the Revolving Facility discussed below.

The Revolving Facility matures on August 27, 2027.

The applicable interest rate for the Revolving Facility was based on the term Secured Overnight Financing Rate (“SOFR”) plus an applicable margin ranging from 2.50% to 3.75% based on the Company’s leverage ratio at the end of each fiscal quarter. During the three months ended March 31, 2025, the average interest rate paid on the Revolving Facility was 7.4% per annum (three months ended March 31, 2024 – 7.9%).

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

A standby fee is payable on the undrawn portion of the Revolving Facility. The standby fee is charged at 0.56% to 0.84% depending on the leverage ratio. At March 31, 2025, there were no undrawn amount.

The Revolving Facility is secured by the Company’s present and future assets, property and all proceeds thereof, other than present and future assets owned by Minera Cerro Quema which are excluded from the collateral. The Company was prohibited from declaring, paying or setting aside for payment any dividends unless certain financial covenants and ratios are met.

The Revolving Facility includes covenants customary for a facility of this nature, including compliance with customary restrictive covenants, and the following financial covenants all as defined in the related agreements:

•	maintaining a leverage ratio at less than or equal to 3.5,
•	an interest service coverage ratio at greater than or equal to 4.0,
•	a tangible net worth greater than or equal to $278.6 million, and
•	minimum liquidity in an amount greater than or equal to $15.0 million.

As at March 31, 2025, the Company was in compliance with these covenants.

(b)	Convertible notes

Background

On February 28, 2025, the Company issued $200 million of unsecured senior convertible notes on a private placement basis.

Business terms

The convertible notes mature on March 1, 2030, and bear interest at 4.5% per annum, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, beginning March 31, 2025. The convertible notes are convertible at the holder’s option into common shares of the Company at any time prior to maturity at a conversion price of C$7.90 per share at a fixed exchange rate of 1.40 C$/US$ (=US$5.64285714) per share, subject to certain anti-dilution adjustments.

After August 28, 2026, the Company may redeem the convertible notes at par together with accrued interest, provided that the 20-day volume weighted average price of the Company’s common shares is not less than 130% of the conversion price.

In the event of a change of control, the holders have the right to require the Company to purchase its outstanding convertible notes at a cash purchase price equal to the lesser of (a) all remaining interest payable from the date of redemption up to and including the maturity date plus 100% of the principal amount, and (b) all accrued and unpaid interest on the principal amount up to and including the redemption date plus 104.5% of the principal amount.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Accounting treatment

The convertible note agreement included warrants and a compound financial instrument consisting of a financial liability, a conversion option classified as equity, and a redemption right classified as a derivative asset.

Amount	Component	Initial recognition	Classification
$50,000	Warrants	Estimated fair value	Financial liability at fair value through profit or loss. These are marked to market at each reporting date.
167,000	Host liability	Fair value of the host debt, calculated as the present value of the contractual principal and interest payments over the term of the notes using a discount rate of 8.5%.	Financial liability at amortized cost.
(18,000)	Company’s redemption right	Estimated fair value	Financial asset at fair value through profit or loss. This is marked to market at each reporting date.
1,000	Holders’ conversion right	Residual	Equity
$200,000

18.	DEFERRED REVENUE

	Gold prepay arrangements	Silver stream arrangement	Total
At December 31, 2024	$—	$8,665	$8,665
Prepayments received	384,402	—	384,402
Gold delivered	(11,535)	—	(11,535)
Accretion expense	2,930	120	3,050
At March 31, 2025	$375,797	$8,785	$384,582

Current	$113,923	$—	$113,923
Non-current	261,874	8,785	270,659
	$375,797	$8,785	$384,582

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	Gold prepay arrangements

Background

On February 26, 2025, the Company entered into gold prepay agreements with a syndicate of lenders.

Business terms

Pursuant to these gold prepay arrangements, the Company received an upfront cash payment of $384.4 million, and agreed to deliver 4,025 ounces of gold per month from March 2025 through February 2028 for a total of 144,887 ounces. Gold deliveries are settled using production from the Company’s operating mines. Of the upfront proceeds, $23.6 million was used immediately to close out all of the Company’s then-existing gold forward contracts (note 15).

Accounting treatment

The gold prepay arrangements are accounted for as contracts with customers in accordance with IFRS 15 «Revenue from Contracts with Customers», because these contracts will be fulfilled by the Company, over time, by delivering its own production to the counterparties as per the gold prepay arrangement.

The carrying amount of the deferred revenue will be accreted to the estimated transaction price using an average effective interest rate of 8.4%. The estimated transaction price is determined based on the gold forward prices published in the London Bullion Market Association (“LBMA”) Traders Mid forward curve. As gold is delivered to the lenders each month, revenue will be credited to profit or loss, and the offsetting amount will be charged to deferred revenue.

We continuously evaluate whether the Company will deliver from its own production. Should the Company cash settle these contracts in the future, the accounting for these arrangements will change.

(b)	Stream arrangement

Background and business terms

As part of the Gold Standard Ventures Corp acquisition in 2022, the Company assumed the obligation under a silver streaming agreement (the “Silver Stream”), whereby the Company is committed to deliver 100% of the silver produced from the potential South Railroad mine over the life of the mine. In exchange, the investor is required to pay an ongoing cash purchase price equal to 15% of the prevailing market price of silver at the time of each delivery.

Accounting treatment

The streaming arrangement is accounted for as a contract with a customer in accordance with IFRS 15 «Revenue from Contracts with Customers». The carrying amount of the deferred revenue is being accreted to the estimated transaction price using an effective interest rate of 6.5%.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

19.	LEASE OBLIGATIONS

The Company has lease contracts for mining equipment, vehicles, and buildings. Leases of mining equipment have lease terms of two years, while vehicles and buildings generally have lease terms between three and five years.

(a)	Lease obligations

	March 31, 2025	December 31, 2024
Beginning of year	$2,179	$2,908
Acquisition of Contact Gold Corp.	—	27
Additions	197	1,590
Interest expense (note 9)	49	160
Lease payments	(261)	(1,511)
Derecognition	—	(586)
Due to changes in exchange rates	(2)	(409)
End of period	$2,162	$2,179

Current (note 16)	$923	$833
Non-current	1,239	1,346
	$2,162	$2,179

(b)	Lease expenses recognized

	Three months ended March 31
	2025	2024
Interest on lease liabilities	$49	$35
Variable lease payments not included in the measurement of lease liabilities	5,778	3,045
Expenses relating to short-term leases	202	88
Expenses relating to leases of low-value assets, excluding short-term leases	13	18
	$6,042	$3,186

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

20.	SITE CLOSURE PROVISIONS

	Musselwhite	Camino Rojo	Nevada projects	Cerro Quema Project	Total
At January 1, 2024	$—	$4,826	$2,098	$500	$7,424
Acquisition of Contact Gold Corp.	—	—	156	—	156
Changes in cost estimates	—	1,244	433	—	1,677
Accretion during the period (note 9)	—	483	21	—	504
At December 31, 2024	—	6,553	2,708	500	9,761
Acquisition of Musselwhite (note 14)	52,377	—	—	—	52,377
Post-acquisition changes in estimates	26,925	—	—	—	26,925
Changes in cost estimates	—	(842)	23	—	(819)
Accretion during the period (note 9)	248	119	11	—	378
At March 31, 2025	$79,550	$5,830	$2,742	$500	$88,622

As at March 31, 2025, the site closure provisions for the Musselwhite were measured using a long-term risk-free discount rate of 3.8% in accordance with IAS 37 «Provisions, Contingent Liabilities, and Contingent Assets».

We initially recognized the obligation at fair value on the acquisition date using a market-based discount rate, as required by IFRS 3 «Business Combinations». The subsequent remeasurement under IAS 37 «Provisions, Contingent Liabilities, and Contingent Assets» resulted in a $26.9 million increase in the provision, solely attributable to the change in discount rate methodology between the two accounting standards. There were no changes to the underlying estimated reclamation and closure costs.

		Estimated settlement dates	Undiscounted risk-adjusted cash flows	Inflation rate	Discount rate
March 31, 2025	Musselwhite	2029 to 2074	$96,766	2.0%	3.8%
	Camino Rojo	2033 to 2047	$11,240	3.7%	10.0%
	Nevada projects	2037 to 2039	$2,780	2.5%	3.9%
	Cerro Quema		$500	—	—

December 31, 2024	Camino Rojo	2033 to 2047	$11,085	4.0%	9.5%
	Nevada projects	2037 to 2039	$2,780	2.4%	3.9%
	Cerro Quema		$500	—	—

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

21.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b)	Warrants

The following summarizes information about shares issuable upon the exercise of warrants outstanding during the period.

Warrants classified as equity

Expiry date	Exercise price		December 31, 2024		Issued		Exercised		March 31, 2025
December 18, 2026	C$	3.00		25,540,000		—		(390,000)		25,150,000
February 23, 2026	C$	7.94		315,000		—		(71,025)		243,975
Shares issuable upon exercise				25,855,000		—		(461,025)		25,393,975

Weighted average exercise price			C$	3.06	C$	—	C$	3.76	C$	3.05

The warrants outstanding at December 31, 2024, were issued when the parent entity’s functional currency was Canadian dollars. During the current period, the functional currency of the parent entity changed to US dollars. However, there were no changes to the contractual terms of the warrants. Consequently, these warrants continue to be accounted for as equity.

Subsequent to the reporting period, the Company issued 1,268,060 common shares for proceeds of $2.8 million pursuant to the exercise of warrants.

Warrants classified as financial liabilities

Expiry date	Exercise price		December 31, 2024		Issued		Exercised		March 31, 2025
February 28, 2030 (note 14)	C$	11.50		—		23,392,397		—		23,392,397
Shares issuable upon exercise				—		23,392,397		—		23,392,397

Weighted average exercise price			C$	—	C$	11.50	C$	—	C$	11.50

Because the parent entity’s functional currency was US dollars when these warrants were issued and these warrants are exercisable in Canadian dollars, we concluded these were financial liabilities.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

22.	EARNINGS (LOSS) PER SHARE

Earnings (loss) per share has been calculated using the weighted average number of common shares outstanding for the three months ended March 31, 2025 and 2024 as follows:

(a)	Basic

	Three months ended March 31
	2025	2024
Income (loss) for the period	$(69,832)	$17,485
Weighted average number of common shares (thousands)	322,350	315,088
Basic earnings (loss) per share	$(0.22)	$0.06

(b)	Diluted

	Three months ended March 31
	2025	2024
Income (loss) for the period	$(69,832)	$17,485

Weighted average number of common shares (thousands)	322,350	315,088
Dilutive potential ordinary shares
Warrants	—	10,033
Options	—	964
RSUs	—	396
DSUs	—	706
Bonus shares	—	500
Weighted average number of ordinary shares	322,350	327,687

Diluted earnings (loss) per share	$(0.22)	$0.05

Potential ordinary shares arising from conversion of convertible notes (12,602,000), warrants (17,838,000), stock options (1,587,000), RSUs (724,000), DSUs (898,000) and 500,000 bonus shares are not included in the calculation of diluted loss per share for the three months ended March 31, 2025, because their effect would have been anti-dilutive.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

23.	SHARE-BASED PAYMENTS

The Company has five different forms of share-based payments for eligible recipients – stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), performance share units (“PSUs”), and bonus shares. The bonus shares have fully vested but have not yet been issued.

	Three months ended March 31
Share-based payments expense	2025	2024
Stock options (note 23(a))	$227	$283
Restricted share units (note 23(b))	306	281
Deferred share units (note 23(c))	689	731
Performance share units (note 23(d))	2,096	124
Share based payments expense	$3,318	$1,419

(a)	Stock options

Stock options granted by the Company have a five-year life, with one third each vesting one, two, and three years after grant date.

	Three months ended March 31
	2025			2024
Stock options outstanding	Number	Weighted average exercise price		Number	Weighted average exercise price
Outstanding, January 1	3,570,471	C$	4.95	5,523,297	C$	4.93
Granted	361,355		13.10	651,955		5.13
Exercised	(1,436,533)		4.07	(162,318)		1.44
Expired, forfeited or cancelled	—		—	(115,594)		14.19
Outstanding, March 31	2,495,293	C$	6.64	5,897,340	C$	4.86

Vested, March 31	1,473,942	C$	5.62	4,487,154	C$	4.66

The stock options granted during the three months ended March 31, 2025 had a grant date fair value of C$2.1 million ($1.5 million) using the Black Scholes option pricing model with the following weighted average assumptions:

•	Share price at grant date – C$13.10, expected volatility 48%, expected life - 5 years, risk free interest rate 2.7% and expected dividends – nil.

Subsequent to the reporting period, 76,379 stock options were exercised, for gross proceeds to the Company of $0.3 million.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Restricted share units (“RSUs”)

RSUs awarded by the Company typically vest one-third each one, two, and three years after award date.

	Three months ended March 31
Number of RSUs outstanding:	2025	2024
Outstanding, January 1	821,040	580,219
Awarded	383,066	409,014
Vested and settled	(98,271)	(59,660)
Forfeitures	(12,849)	—
Outstanding, March 31	1,092,986	929,573

		Number vesting in the year
Number of RSUs outstanding:	Total	2024	2025	2026	2027	2028
Outstanding, March 31, 2024	929,573	79,539	480,993	232,714	136,327	—
Outstanding, March 31, 2025	1,092,986	—	376,470	352,266	254,228	110,022

Restricted Share Units (“RSUs”) are valued based on the closing price of the Company’s common shares on the trading day immediately prior to award. As at March 31, 2025, all RSU’s outstanding were accounted for as equity-settled.

During the three months ended March 31, 2025 and 2024, there were no RSUs settled in cash.

(c)	Deferred share units (“DSUs”)

DSUs are awarded by the Company to directors. These DSUs vest immediately but are not settled until the end of the director’s tenure. They may be settled in cash or common shares at the option of the Company. DSUs are valued using the closing price of the Company’s common shares immediately prior to award.

	Three months ended March 31
Number of DSUs outstanding:	2025	2024
Outstanding, January 1	894,903	701,927
Awarded and vested immediately	75,570	192,976
Outstanding, March 31	970,473	894,903

Vested, March 31	970,473	894,903

(d)	Performance share units (“PSUs”)

In March 2023, the Board of Directors approved a PSU plan for certain officers of the Company. The PSUs cliff vest after three years and are settled in cash. The cash payment upon vesting will be based on the number of PSUs, multiplied by the five-day volume weighted average price of the Company’s shares upon vesting, which is then multiplied by a “performance percentage”. The performance percentage ranges from 0% to 200% based on the Company’s total shareholder return compared to a peer group, consisting of the constituents of the S&P/TSX Global Gold Index.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

We recognize share-based compensation expense related to these PSUs over the vesting period. We charge or credit to earnings at each reporting period the change in fair value of the PSU liability. This fair value is generally dependent on quoted market values of the Company and the peer group, the lapsed portion of the vesting period, the number of PSUs expected to vest, and the expected performance percentage.

We valued our PSU liabilities using a Monte Carlo model leading to a standard error of less than 1%. As at March 31, 2025, the PSU liability totaled $3.6 million of which $1.8 million was included in trade payables and accrued liabilities and $1.8 million was included in other long term liabilities (December 31, 2024 – $1.5 million included under long term liabilities).

On March 28, 2025, the Company awarded a total of 160,637 PSUs.

	Three months ended March 31
Number of PSUs outstanding:	2025	2024
Outstanding, January 1	522,876	198,737
Awarded during the period	160,637	324,139
Outstanding, March 31	683,513	522,876

Vested, March 31	—	—

(e)	Bonus shares

There are 500,000 common shares which were awarded to the non-executive Chairman of the Company as bonus shares, which vested on June 18, 2020. Although the bonus shares have vested, they will become issuable (1) when the non-executive Chairman ceases to act as a director of the Company, or (2) upon a change of control of the Company.

24.	RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel	Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, Chief Sustainability Officer, the Senior Vice President Exploration, and members of the Board of Directors of the Company.
Fairfax Financial Holdings Limited, together with its subsidiaries	Shareholder with significant influence over the Company as a result of its existing and exercisable potential voting rights.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	Key management personnel

Compensation to key management personnel was as follows:

	Three months ended March 31
	2025	2024
Salaries and short-term incentives	$2,276	$1,846
Directors’ fees	142	151
Share based payments	944	1,032
	$3,362	$3,029

(b)	Transactions

During the three months ended March 31, 2025, the Company paid $0.6 million in interest on the convertible notes to Fairfax Financial Holdings Limited and its subsidiaries (note 17(b)).

The Company had no other material transactions with related parties other than key management personnel during the three months ended March 31, 2025, and 2024.

(c)	Outstanding balances at the reporting date

As at March 31, 2025, subsidiaries of Fairfax Financial Holdings Limited held $150.0 million in convertible notes (note 17(b)).

Key management personnel estimated accrued short term incentive compensation totaled $2.2 million and is included in accrued liabilities (December 31, 2024 – $1.3 million).

25.	SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Cash

Cash consists of bank current accounts and cash on hand.

(b)	Changes in non-cash working capital

	Three months ended March 31
	2025	2024
Accounts receivable and prepaid expenses	$(2,939)	$(1,012)
Inventory	6,824	663
Valued added taxes recoverable	(1,171)	5,094
Trade payables and accrued liabilities	7,521	5,950
Changes in non-cash working capital	$10,235	$10,695

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	Non-cash investing and financing activities

	Three months ended March 31
	2025	2024
Financing activities
Stock options exercised, credited to share capital with an offset to reserves	$1,734	$72
Warrants exercised, credited to share capital with an offset to reserves	98	—
Common shares issued on maturity of RSUs, credited to share capital with an offset to reserves	440	238

Investing activities
Initial recognition of right of use assets, with an offset to lease obligation	197	—

26.	SEGMENT INFORMATION

(a)	Geographic segments

The Company’s geographic segments align very closely with its reportable operating segments. We conduct our activities in four geographic areas: Canada, Mexico, USA, Panama, and our corporate offices are in Canada.

(b)	Reportable segments

The operating and reportable segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions.

At the end of last fiscal year, the Company had four operating segments: (1) the Camino Rojo Mine, (2) the Nevada projects, (3) the Cerro Quema project, and (4) the corporate office. As a result of the Musselwhite Mine, the Company now has five operating segments.

The operating segments other than corporate office are each managed by a dedicated General Manager and management team. The corporate office oversees the plans and activities of early-stage exploration projects.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Income (loss) for the period by segment

Three months ended March 31, 2025	Mussel- white Mine	Camino Rojo	Orla Nevada	Cerro Quema	Corporate	Total
Provided to the CODM on a per-segment basis
External revenue (note 3)	$—	$93,054	$—	$—	$47,616	$140,670
Intersegment revenue	48,257	—	—	—	(48,257)	—
Operating costs	(27,289)	(20,983)	—	—	—	(48,272)
Royalties	(580)	(2,765)	—	—	—	(3,345)
Exploration and evaluation expenses (note 7)	(225)	(1,534)	(3,542)	(3,443)	(135)	(8,879)
General and administrative expenses (note 8)	—	—	—	—	(15,802)	(15,802)
Segment profit (loss) as provided to the CODM	20,163	67,772	(3,542)	(3,443)	(16,578)	64,372
Reconciling items to net income before tax expense
Depletion and depreciation						(16,799)
Interest income						1,825
Depreciation						(120)
Share based payments (note 23)						(3,318)
Interest and accretion expense						(6,799)
Fair value adjustments on financial instruments						(80,725)
Foreign exchange and other gain (loss)						(2,443)
Loss before tax expense, for the period						$(44,007)

In June 2024, an IFRS Interpretations Committee ("IFRIC") Agenda Decision clarified the manner in which entities evaluate the information provided to the CODM, including items that are not separately reviewed by the CODM but that are included in the CODM’s measure of segment profit. In 2024, we revised our segment reporting based on our evaluation of the clarified guidance. We have recast our comparative segment disclosure information to conform to the current period's presentation.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

Three months ended March 31, 2024	Mussel- white Mine	Camino Rojo	Orla Nevada	Cerro Quema	Corporate	Total
Provided to the CODM on a per-segment basis
Revenue (note 3)	$—	$67,278	$—	$—	$—	$67,278
Operating costs	—	(18,109)	—	—	—	(18,109)
Royalties	—	(1,668)	—	—	—	(1,668)
Exploration and evaluation expenses (note 7)	—	(1,682)	(2,089)	(871)	(102)	(4,744)
General and administrative expenses (note 8)	—	—	—	—	(3,869)	(3,869)
Segment profit (loss) as provided to the CODM	—	45,819	(2,089)	(871)	(3,971)	38,888
Reconciling items to net income before tax expense
Depletion and depreciation						(8,799)
Interest income						1,405
Depreciation						(127)
Share based payments (note 23)						(1,419)
Interest and accretion expense						(2,075)
Foreign exchange and other gain (loss)						944
Income before tax expense, for the period						$28,817

The Company had not yet acquired the Musselwhite Mine as of the end of the prior year comparative period ended March 31, 2024. Consequently, nil amounts are presented for the Musselwhite Mine in the above table.

Assets by geographic segment

At March 31, 2025	Canada	Mexico	USA	Panama	Corporate	Total
Property, plant and equipment	$1,129,115	$194,000	$7,090	$—	$504	$1,330,709
Exploration and evaluation properties	—	—	$171,993	$10,000	—	$181,993
Total assets	$1,177,832	$367,128	$179,411	$10,693	$79,424	$1,814,488

At December 31, 2024	Canada	Mexico	USA	Panama	Corporate	Total
Property, plant and equipment	—	$201,417	$613	$—	$555	$202,585
Exploration and evaluation properties	—	—	$171,993	$10,000	—	$181,993
Total assets	—	$378,619	$173,260	$10,809	$35,661	$598,349

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

27.	CAPITAL MANAGEMENT

(a)	Objectives

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the exploration, evaluation, development, and exploitation of our mineral properties and to maintain a flexible capital structure.

We manage our capital structure and adjust it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, take on additional debt or repay outstanding debt, or acquire or dispose of assets. We currently do not pay regular dividends.

Our ability to carry out our long-range strategic objectives in future periods depends on our ability to generate positive cash flows from our mining operations and to raise financing from lenders, shareholders, and new investors. We regularly review and consider financing alternatives to fund the Company’s ongoing operational, exploration, and development activities.

(b)	Investment policy

Our investment policy is to invest the Company’s excess cash in low-risk financial instruments such as demand deposits and savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and can marginally increase these resources with low risk through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, and liquidity risk.

28.	FINANCIAL INSTRUMENTS

(a)	Fair value hierarchy

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1	The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2	The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3	If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

The carrying value of cash, trade and other receivables, and restricted cash approximates the fair value due to the short-term nature of the instruments.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At March 31, 2025, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Level 1	Level 2	Level 3
Financial assets
Cash	FVTPL	$184,231	$184,231	$—	$—
Accounts receivable	FVTPL	60	60	—	—
Derivative assets	FVTPL	22,000	—	22,000	—
Restricted cash	Amortized cost	766	766	—	—
		$207,057	$185,057	$22,000	$—

Financial liabilities
Derivative liabilities (note 15)	FVTPL	125,000	—	125,000	—
Credit facility	Amortized cost	250,000	—	—	250,000
Convertible notes	Amortized cost	167,445	—	—	167,445
		$542,445	$—	$125,000	$417,445

At December 31, 2024, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Level 1	Level 2	Level 3
Financial assets
Cash	FVTPL	$160,849	$160,849	$—	$—
Accounts receivable	FVTPL	65	65	—	—
Derivative assets	FVTPL	3,387	—	3,387	—
Restricted cash	Amortized cost	763	763	—	—
		$165,064	$161,677	$3,387	$—

Financial liabilities
Derivative liabilities	FVTPL	249	—	249	—
		$249	$—	$249	$—

The fair value of the Credit Facility is determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The fair value of the Credit Facility at March 31, 2024 was estimated at $248.8 million using a discount rate of 7.4%.

We determined that no transfers occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

29.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

The Company has issued purchase orders for construction, equipment purchases, materials and supplies, and other services at Camino Rojo. At March 31, 2025, these outstanding purchase orders and contracts totaled approximately $0.6 million (December 31, 2024 – $0.6 million), which we expect will be filled within the next 12 months.

The Company is committed to making severance payments totaling approximately $7.8 million (December 31, 2024 – $5.8 million) to certain officers and management in the event of a change in control. As the likelihood of these events occurring is not determinable, this amount is not reflected in these consolidated financial statements.

(b)	Discretionary mineral property-related commitments

As is customary in mineral exploration, some of the mineral properties held by the Company as exploration and evaluation assets have annual minimum work commitments and lease payments required to maintain these properties in good standing pursuant to their underlying agreements.

(c)	Contingencies

An ecological tax implemented by the state legislature of Zacatecas could have a significant impact on the economics of the Camino Rojo Project. This tax is applied to tonnes of waste material extracted during mining, square metres of material impacted by dangerous substances, tonnes of carbon dioxide produced during mining processes, and tonnes of waste stored in landfills. The Company has received assessments related to previous periods in respect of this tax; however, the Company’s view is that the sections of the law pursuant to which these assessments have been issued do not apply to the Company at this time and, accordingly, we have filed the appropriate appeals. We expect this matter will be resolved by judicial process. As the outcome of these events is not determinable, no amounts have been accrued in respect of this tax.

We may, from time to time, be a party to legal proceedings, which arise in the ordinary course of our business. We are not aware of any pending or threatened litigation that, if resolved against us, would have a material effect on our consolidated financial position, results of operations or cash flows.

ORLA MINING LTD.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2025 and 2024

(United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

30.	INCOME TAXES

Tax expense consists of (i) current income tax on taxable income, (ii) Ontario mining tax, (iii) special mining duty ("SMD") on income subject to SMD, and (iv) withholding taxes attributable to interest charged on intercompany loans to the Mexican operating company, as well as (v) deferred income tax, (vi) deferred Ontario mining tax and (vii) deferred special mining duty.

	Three months ended March 31
	2025	2024
Current income tax	$18,000	$5,894
Mexican 8.5% Special Mining Duty	5,405	2,925
Ontario Mining Tax	1,091	—
Withholding tax	1,513	327
Deferred income tax expense (recovery)	(618)	2,185
Deferred Mexican 8.5% Special Mining Duty	(86)	1
Deferred Ontario Mining Tax	520	—
Tax expense	$25,825	$11,332

The Mexican Special Mining Duty changed from 7.5% to 8.5% effective January 1, 2025.

31.	EVENTS AFTER THE REPORTING PERIOD

(a)	Exercise of stock options and warrants

Subsequent to the reporting period, the Company issued common shares pursuant to the exercise of warrants (note 21(b) and options (note 23(a)).